

October 25, 2011

Via E-mail
Michael J. Wood
Vice President and Chief Accounting Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

> **Re:** **Raytheon Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-13699**

Dear Mr. Wood:

We have reviewed your response letter dated September 23, 2011 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 30

Other Business Considerations, page 33

1. We note your response to our prior comment one relating to quantifying the impacts of profit adjustments on your results and explaining why the profit adjustments occurred. We do not agree with your conclusion that ASC 250-10-50-4 is not intended to be applied to adjustments across multiple contracts if they are within the scope of ASC 605-35. ASC 605-35-55-9 specifically refers to the disclosure requirements of ASC 250-10-50-4, and ASC 250-10-50-4 does not limit disclosure in regard to a change in a single estimate or to a single contract. While the example you cited in ASC 605-35-55 illustrates the effects of a possible near term change in estimates of a single contract, it does not limit disclosure to individual contracts. Moreover, the example relates to disclosure in regard to the effect of future changes, whereas ASC 250-10-50-4 relates to disclosure of actual changes reflected in the historical financial statements. Because revenue and costs associated with your contract accounting are subject to estimation, we believe your profit rate adjustments are subject to

the requirements of ASC 250-10-50-4 and should be disclosed, preferably in the footnotes to your financial statements, in the aggregate for each period presented. Expanded disclosure in this regard will provide investors with more transparency about their impact on your results. Please revise and provide to us your intended disclosure.

2. In regard to the proposed disclosure of profit rate adjustments indicated in your response to our prior comment one, we note you use a threshold of $5 million in determining the adjustments to be aggregated and disclosed. Please explain to us how you concluded that individual profit rate adjustments below $5 million do not aggregate to a material amount for inclusion in your disclosure. In addition, we believe this disclosure should be included in each of your periodic filings, not just in the Form 10-K and should include the impact on related per share amounts. Refer to ASC 270-10-45-14. Please confirm to us that you will provide the requested disclosure in each of your periodic filings.

3. With regard to your results of operations discussion and analysis in MD&A, please confirm to us that you will quantify gross favorable and gross unfavorable profit rate adjustments on a segment basis to the extent material to the results of each segment.

Consolidated Results of Operations, page 41, Segment Results, page 46

4. Refer to prior comment three. We believe your segments disclosure would be more meaningful if cost of sales for each of products and services were disclosed for each segment as appropriate, along with disclosure of any other major category of costs and expenses that is material in deriving each segment's operating income or loss so that investors may readily see the relative magnitude of each. Please revise accordingly.

5. It appears from your response to our prior comment two that your accounting systems accumulate the components of cost of sales (e.g., materials, labor, subcontracting, etc.). We believe you should expand your analysis of cost of sales to quantify and discuss the impact of each significant component that caused cost of sales to materially vary (or not vary when expected to) on a consolidated and segment basis. In this regard, we believe materiality should be assessed in relation to operating income, your consolidated and segment performance measure. The impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified and discussed (and not netted). Please ensure that your revised disclosure provides explanation at the appropriate level of detail in addition to the impacts of changes in prices and volume.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief